

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 21, 2009

VIA U.S. Mail and Facsimile (886) 3 563 3998

Shou-Kang Chen
Chief Financial Officer
No. 1, R&D Road 1, Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

> **Re: ChipMOS TECHNOLOGIES (Bermuda) LTD.**
> **Form 20-f for the fiscal year ended December 31, 2008**
> **Filed June 4, 2009**
> **File No. 000-31106**

Dear Mr. Chen:

We have reviewed your response dated July 13, 2009 and related filings and have the following comment. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2008

Note 25. Summary of Significant Differences Between Accounting Principles Followed by the Company and Accounting Principles Generally   Accepted in the United States, page F-44

1.   We reference your response to prior comment 6 in our letter dated June 30, 2009 which states that you classify gains on disposal of plant and equipment, disposal of land use rights, and disposal of scrap material and tooling as non-operating income under ROC GAAP and US GAAP. We also see that you present impairment losses on property and equipment, other assets, and goodwill as non-operating expenses under ROC GAAP and US GAAP. Please tell us how your presentation as non-operating under US GAAP complies with the guidance of SAB Topic 5(P)(3), which states that charges which relate to activities for which the revenues and expenses have historically been included in operating income should generally be classified as an operating expense, separately disclosed if material.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

        You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. . Please contact Ruairi J. Regan at (202) 551-3269 or Tim Buchmiller at (202) 551-3635 if you have any other questions.

                                                        Sincerely,

                                                        Brian Cascio
                                                        Accounting Branch Chief